UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

31 December 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: G47048 106

1	NAME OF REPORTING PERSON Yam Tak Cheung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,282,453
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,282,453
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,282,453
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No: G47048 106

1	NAME OF REPORTING PERSON Integrated Asset Management (Asia) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,282,453
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,282,453
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,282,453
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

iClick Interactive Asia Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15/F, Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R.

Item 2(a).	Name of Person Filing:

Integrated Asset Management (Asia) Ltd.
Yam Tak Cheung
(collectively, “Reporting Persons”)

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

The address of the Reporting Persons is 21/F, 88 Gloucester Road, Wan Chai, Hong Kong S.A.R

Item 2(c).	Citizenship:

Integrated Asset Management (Asia) Ltd. — British Virgin Islands
Yam Tak Cheung — Hong Kong

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e)	CUSIP Number:

G47048 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership.

			Sole Power		Sole Power	Shared
			to	Shared	to Dispose	Power to
	Amount	Percent	Vote or	Power	or to	Dispose or to
	Beneficially	of	Direct	to Vote or to	Direct the	Direct the
Reporting Person:	Owned:	Class:(1)	the Vote:	Direct the Vote:	Disposition of:	Disposition of:
Yam Tak Cheung	3,282,453(2)	6.9%	3,282,453(2)	0	3,282,453(2)	0
Integrated Asset Management (Asia) Ltd.	3,282,453(3)	6.9%	3,282,453(3)	0	3,282,453(3)	0

(1)

The percentages of the class of securities beneficially owned by each reporting person is based on 47,374,564 ordinary shares, comprised of 42,340,137 Class A Ordinary Shares and 5,034,427 Class B Ordinary Shares, outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2021.

(2)

Represents 3,282,453 Class A ordinary shares directly held by Integrated Asset Management (Asia) Ltd., a company incorporated in the British Virgin Islands. Mr. Yam Tak Cheung is the sole shareholder and the sole director of Integrated Asset Management (Asia) Ltd.

(3)	Represents 3,282,453 Class A ordinary shares directly held by Integrated Asset Management (Asia) Ltd.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Yam Tak Cheung /s/ Yam Tak Cheung
Integrated Asset Management (Asia) Ltd
By:	/s/ Yam Tak Cheung
Name:	Yam Tak Cheung
Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement